                                 SCHEDULE 13 G
                        DAVIS SELECTED ADVISERS, L.P.
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             AMENDED 11 MARCH 1998


Item 1(a)  NAME OF ISSUER
           Berkley (W.R.) Corp.
Item 1(b)  ADDRESS OF ISSUERS PRINCIPAL EXECUTIVE OFFICES
           Berkley (W.R. ) Corp.
           165 Mason Street
           Greenwich, CT 06836
Item 2(a)  NAME OF PERSON FILING
           DAVIS SELECTED ADVISERS, L.P. FOR
           Baltimore Gas & Electric Pension Plan
           Central & SW Systems Pension Plan
           Davis New York Venture Fund
           Davis Financial Fund
           McKeesport Healthcare
           Mt. Sinai Healthcare Foundation
           Mt. Sinai Operating Account
           SunAmerica Series Trust Venture Value Polaris Annuity
           SICAV Davis Financial Fund
           SICAV Davis Value Fund
           SunAmerica Style Select Venture Value Fund
           SunAmerica Style Select Large Cap Value Fund
           Temple, Texas Firemen's Pension Fund
           Via Metropolitan Transit Retirement Plan
           New England Zenith Annuity
Item 2(b)  ADDRESS OF PRINCIPAL BUSINESS OFFICE
           P.O. Box 1688
           124 East Marcy Street
           Santa Fe, NM 87501
Item 2(c)  CITIZENSHIP
           Colorado Limited Partnership
Item 2(d)  TITLE OF CLASS OF SECURITIES
           Common
Item 2(e)  CUSIP NUMBER
           84423102
Item 3     FIELD PURSUANT TO RULE 13d-1(b)
           (e) [X] Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940

                                 SCHEDULE 13 G
                         DAVIS SELECTED ADVISERS, L.P.
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             AMENDED 11 MARCH 1998

ITEM 4               OWNERSHIP

                     (A) AMOUNT BENEFICIALLY OWNED                              1,505,800 shares
                     Baltimore Gas & Electric Pension Plan                                         9,600
                     Central & SW Systems Pension Plan                                            12,100
                     Davis New York Venture Fund                                               1,155,000
                     Davis Financial Fund                                                         48,000
                     McKeesport Healthcare                                                         3,050
                     Mt. Sinai Healthcare Foundation                                               1,950
                     Mt. Sinai Operating Account                                                     800
                     SunAmerica Series Trust Venture Value Polaris Annuity                       201,600
                     SICAV Davis Financial Fund                                                      800
                     SICAV Davis Value Fund                                                       18,900
                     SunAmerica Style Select Venture Value Fund                                    8,550
                     SunAmerica Style Select Large Cap Value Fund                                  1,500
                     Temple, Texas Firemen's Pension Fund                                            550
                     Via Metropolitan Transit Retirement Plan                                      2,700
                     New England Zenith Annuity                                                   40,700
                     (B) PERCENT OF CLASS                                            5.09%
                     Baltimore Gas & Electric Pension Plan                                         0.03%
                     Central & SW Systems Pension Plan                                             0.04%
                     Davis New York Venture Fund                                                   3.90%
                     Davis Financial Fund                                                          0.16%
                     McKeesport Healthcare                                                         0.01%
                     Mt. Sinai Healthcare Foundation                                               0.01%
                     Mt. Sinai Operating Account                                                   0.00%
                     SunAmerica Series Trust Venture Value Polaris Annuity                         0.68%
                     SICAV Davis Financial Fund                                                    0.00%
                     SICAV Davis Value Fund                                                        0.06%
                     SunAmerica Style Select Venture Value Fund                                    0.03%
                     SunAmerica Style Select Large Cap Value Fund                                  0.01%
                     Temple, Texas Firemen's Pension Fund                                          0.00%
                     Via Metropolitan Transit Retirement Plan                                      0.01%
                     New England Zenith Annuity                                                    0.14%

                                 SCHEDULE 13 G
                         DAVIS SELECTED ADVISERS, L.P.
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             AMENDED 11 MARCH 1998

           (C) NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:
           (I) SOLE POWER TO VOTE OR TO DIRECT THE VOTE
                          Davis Selected Advisers,L.P.                                1,505,800
           (II)  SHARED POWER TO VOTE TO DIRECT THE VOTE
                          N/A
           (III) SOLE POWER TO DISPOSE OR TO DIRECT  THE DISPOSITION OF
                          Davis Selected Advisers, L.P.                               1,505,800
           (IV)  SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF
                          N/A

ITEM 5     NOT APPLICABLE

ITEM 6     NOT APPLICABLE

ITEM 7     NOT APPLICABLE

ITEM 8     NOT APPLICABLE

ITEM 9     NOT APPLICABLE

ITEM 10    CERTIFICATION

           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer or such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


           SIGNATURE    /s/ Heather Ruch
                        -------------------------------

           PRINT        Heather Ruch, Compliance Officer
                        -------------------------------

           DATE         11 MARCH 98
                        -------------------------------